EXHIBIT 99.4

COMMENTARY

Vodacom Group (Proprietary) Limited, South Africa’s market leader in the provision of cellular services announces its results for the year ended March 31, 2007.

SOUTH AFRICA

Customers

The total number of customers increased by 20.1% to 23.0 million (2006: 19.2 million), with the majority of the increase from the prepaid market. The number of prepaid customers increased by 18.6% to 19.9 million, while the number of contract customers increased by 27.6% to 3.0 million. The growth in customers was a direct result of the record number of gross connections achieved.

Contract gross connections increased by 31.6% to 666 thousand (2006: 506 thousand), while prepaid gross connections increased by 17.5% to 10.1 million (2006: 8.6 million), bringing the total number of connections for the year to 10.9 million (2006: 9.1 million). The growth in the contract connections was largely due to the increased connections in the hybrid product named Family Top Up. During the year, 246 thousand (2006: 196 thousand) customers converted from prepaid to contract packages.

ARPU

During the period under review, ARPU decreased to R125 (2006: R139) per month due to the continued dilution caused by the higher proportion of lower ARPU prepaid and contract connections made as the lower end of the market is penetrated.

Contract customer ARPU decreased by 9.6% to R517 (2006: R572) per month. The main contributing factor to this decrease has been the high growth in data customers as well as in the low end hybrid, Family Top Up package. The prepaid customer ARPU decreased by 8.7% to R63 (2006: R69) per month.

Community services ARPU decreased by 49.8% to R902 (2006: R1,796) per month mainly due to increased competition and the increased roll-out by Vodacom.

Churn

Through the continued high level of handset support and an improvement in service to customers, Vodacom maintained a very low contract churn of 9.7% (2006: 10.0%) in 2007.

The increase in prepaid churn experienced, for the year under review, of 37.5% (2006: 18.8%) is mainly as a result of the deletion of 3 million customers during the period June to September 2006 when a clean-up of inactive customers was done. Subsequent to the clean-up, prepaid churn has stabilised around 20%, which is comparable to the 2006 financial year.

Traffic

Total traffic on the network, excluding the impact of national and international roaming, showed an increase of 19.4% to 20.4 billion (2006: 17.1 billion) minutes in 2007. This growth was mainly due to the 20.1% year on year growth in the total customer base from 19.2 million to 23.0 million.

Contract minutes of use, in excess of bundled minutes, showed an 8.7% decrease to 188 (2006: 206) minutes per customer per month, as a result of high connections on the low end hybrid product, while prepaid minutes of use showed a 4.1% decrease to 47 (2006: 49) minutes per customer per month.

Estimated market share

Despite strong competition, Vodacom retained its leadership in the highly competitive South African mobile communications market with an estimated 58% (2006: 58%) market share on March 31, 2007. The cellular industry in South Africa grew by an estimated 20.7% since March 2006, of which Vodacom has contributed approximately 56.2%. The market penetration of the cellular industry is now an estimated 84% (2006: 71%) of the population.

NON-SOUTH AFRICAN OPERATIONS

Vodacom’s non-South African operations provide a world-class global system for mobile communications (“GSM”) service to 7.1 million customers. Profit from these operations increased by 81.5% to R521 million.

Vodacom Tanzania achieved exceptional customer and profit from operations growth. The customer base increased by 55.3% to 3.2 million (2006: 2.1 million) at March 31, 2007. The Tanzanian market remains highly competitive, but with mobile penetration estimated at 16% of the population, it still promises further growth potential. Vodacom Tanzania’s estimated market share decreased to 55% (2006: 58%) at March 31, 2007.

Vodacom Congo remains the market leader with an estimated market share of 47% (2006: 48%) at March 31, 2007. The DRC has the lowest estimated mobile penetration of all Vodacom’s operations at 9% of the population. Vodacom Congo increased its customer base by 67.5% to 2.6 million (2006: 1.6 million) at March 31, 2007.

Vodacom Lesotho is expected to remain a small operation, but has positioned itself well to minimise the impact of competitive activity and has maintained its estimated 80% market share at March 31, 2007. Vodacom Lesotho increased its customer base by 35.4% to 279 thousand (2006: 206 thousand). Mobile penetration in Lesotho is now estimated at 17% (2006: 13%).

Vodacom Mozambique has an estimated market share of 35% (2006: 30%). Vodacom Mozambique increased its customer base by 101.6% to 988 thousand (2006: 490 thousand) at March 31, 2007. Mobile penetration is estimated at 14% (2006: 8%).

FINANCIAL REVIEW

REVENUE

Geographical split

                                      Rand millions               % change
Year ended March 31,           2005       2006       2007      05/06    06/07
South Africa, including
holding companies            25,041     31,069     37,007       24.1     19.1
Tanzania                        959      1,312      1,729       36.8     31.8
DRC                           1,075      1,334      1,914       24.1     43.5
Lesotho                         137        170        227       24.1     33.5
Mozambique                      103        158        269       53.4     70.3
Revenue                      27,315     34,043     41,146       24.6     20.9

Revenue composition
                                                            Rand millions
Year ended March 31,                                 2005       2006     2007
Airtime, connection and access                     16,191     20,085   23,708
Data                                                1,340      2,038    3,342
Interconnection                                     5,924      6,697    7,835
Equipment sales                                     2,687      3,986    4,699
International airtime                                 887        971    1,306
Other sales and services                              286        266      256
Revenue                                            27,315     34,043   41,146

Revenue composition

                                       % of total                % change
Year ended March 31,           2005       2006       2007      05/06    06/07
Airtime, connection
and access                     59.4       58.9       57.7       24.1     18.0
Data                            4.9        6.0        8.1       52.1     64.0
Interconnection                21.7       19.7       19.0       13.0     17.0
Equipment sales                 9.8       11.7       11.4       48.3     17.9
International airtime           3.2        2.9        3.2        9.5     34.5
Other sales and services        1.0        0.8        0.6       (7.0)    (3.8)
Revenue                       100.0      100.0      100.0       24.6     20.9

Revenue increased by 20.9% for the year to March 31, 2007 mainly due to a 64.0% increase in data revenue and an increase of between 17% and 18% in airtime revenue, interconnect revenue and equipment sales.

The increase in revenue was primarily driven by a 28.2% increase in the customer base to 30.2 million customers, offset by declining ARPUs. Prepaid customers represent 89.4% (2006: 89.6%) of the total customer base.

Data revenue

Geographical split

                                                            Rand millions
Year ended March 31,                                 2005       2006      2007
South Africa                                        1,246      1,886     3,113
Tanzania                                               74        108       146
DRC                                                     9         25        52
Lesotho                                                 9         16        23
Mozambique                                              2          3         8
Data revenue                                        1,340      2,038     3,342

Data revenue
Geographical split
                                    % of total                % change
Year ended March 31,           2005       2006       2007      05/06     06/07
South Africa                   93.0       92.6       93.1       51.4      65.1
Tanzania                        5.5        5.3        4.4       45.9      35.2
DRC                             0.7        1.2        1.6      177.8     108.0
Lesotho                         0.7        0.8        0.7       77.8      43.8
Mozambique                      0.1        0.1        0.2       50.0     166.7
Data revenue                  100.0      100.0      100.0       52.1      64.0

Airtime, connection and access

Vodacom’s airtime, connection and access revenue increased primarily due to the increase in the number of customers, offset by declining ARPUs in all operations.

Data

Vodacom’s data revenue increased mainly due to new data initiatives. Vodacom South Africa transmitted 4.5 billion (2006: 3.5 billion) SMSs over its network during the year ended March 31, 2007. The number of active data users on the South African network as at March 31, 2007 was: MMS users 1.2 million (2006: 867 thousand); GPRS users 2.8 million (2006: 1.4 million); 3G/HSDPA users 139 thousand (2006: 38 thousand); 3G/HSDPA devices 733 thousand (2006: 180 thousand); Vodafone live! users 899 thousand (2006: 351 thousand); Unique Mobile TV users 33 thousand (2006: 13 thousand).

Data revenue now constitutes 9.4% (2006: 7.0%) of service revenue (service revenue excludes equipment sales, starter pack sales and non-recurring revenue). Data revenue in all countries increased substantially, confirming the trend of increased data spend by customers.

Interconnection

Vodacom’s interconnection revenue increased by 17.0% primarily due to the growth in incoming mobile traffic from other networks.

Equipment sales

In South Africa, handset sale volumes increased by 21.1% to 4.6 million (2006: 3.8 million) units. The growth in equipment unit sales was primarily driven by growth in customer bases, cheaper Rand prices of new handsets coupled with added functionality of new phones. The average price per handset sold was R1,067 compared to R1,116 in the previous financial year.

International airtime

International airtime revenue of R1.3 billion, which increased by 34.5% year on year, comprises international calls by Vodacom customers, roaming revenue from Vodacom’s customers making and receiving calls while abroad and revenue from international visitors roaming on Vodacom’s networks.

Other sales and services

Revenue from other sales and services includes revenue from Vodacom’s cell captive insurance vehicle, wireless application service provider (“WASP”) revenue, site sharing rental income as well as other revenue from non-core operations.

PROFIT FROM OPERATIONS

Geographical split

                                       Rand millions               % change
Year ended March 31,           2005       2006       2007      05/06     06/07
South Africa                  6,618      8,602     10,293       30.0      19.7
Tanzania                        183        263        346       43.7      31.6
DRC                              50        117        277      134.0     136.8
Lesotho                          25         51         75      104.0      47.1
Mozambique                     (454)      (144)      (177)      68.3     (22.9)
Holding companies                56        (23)        46     (141.1)     >200
Profit from operations        6,478      8,866     10,860       36.9      22.5

Profit from operations
margin (%)                     23.7       26.0       26.4        2.3       0.4

Profit from operations for the Group increased by 22.5% to R10.9 billion, fuelled by buoyant consumer spending, relatively low inflationary environments as well as effective cost containment in all operations. A healthy increase in traffic also contributed favourably to profit margins. Operating expenses increased by 20.3% which was slightly lower than the revenue growth of 20.9%. This resulted in Vodacom’s profit from operations margin increasing to 26.4% (2006: 26.0%).

The Mozambique loss from operations includes impairment of assets of R22.9 million (2006: reversal of R52.8 million; 2005: impairment of R268.4 million).

EBITDA

Geographical split

                                      Rand millions               % change
Year ended March 31,           2005       2006       2007      05/06    06/07
South Africa                  8,995     11,053     12,963       22.9      17.3
Tanzania                        345        465        584       34.8      25.6
DRC                             252        373        603       48.0      61.7
Lesotho                          48         67         97       39.6      44.8
Mozambique                     (111)      (129)       (69)     (16.2)     46.5
Holding companies                61        (20)        49     (132.8)     >200
EBITDA                        9,590     11,809     14,227       23.1      20.5

EBITDA margin (%)              35.1       34.7       34.6       (0.4)     (0.1)
EBITDA margin excluding
equipment sales (%)            40.1       39.9       39.9       (0.2)        -

Vodacom’s EBITDA margin adjusted for the impact of low margin cellular phone and equipment sales was in line with the previous year at 39.9%.

OPERATING EXPENSES

                                      Rand millions               % change
Year ended March 31,           2005       2006       2007      05/06     06/07
Depreciation, amortisation
and impairment                3,112      2,943      3,384       (5.4)     15.0
Payments to other
network operators             3,652      4,634      5,636       26.9      21.6
Other direct network
operating costs              10,966     13,663     16,804       24.6      23.0
Staff expenses                1,653      2,042      2,373       23.5      16.2
Marketing and advertising       767        977      1,146       27.4      17.3
Other operating expenditure     751      1,043      1,064       38.9       2.0
Other operating income          (64)      (125)      (120)      95.3       4.0
Operating expenses           20,837     25,177     30,287       20.8      20.3

Operating expenses as a
% of revenue (%)               76.3       74.0       73.6       (2.3)     (0.4)

Depreciation, amortisation and impairment

The depreciation expense is largely driven by capital expenditure on upgrading the Group’s networks. Capital expenditure on network equipment has increased in recent years with the implementation and expansion of 3G/HSDPA networks.

The implementation of IAS 16: Property, Plant and Equipment, during the 2006 financial year, contributed to a lower depreciation charge for that year. Depreciation and amortisation increased by 12.2% to R3,361.2 million for the current financial year when compared to the increase of 5.4% to R2,995.8 million for the previous financial year. Mozambique’s asset impairment amounted to R22.9 million (2006: reversal of R52.8 million; 2005: impairment of R268.4 million).

Payments to other network operators

Payments to other network operators increased as a result of an increased amount of outgoing traffic terminating on other cellular networks, rather than on fixed-line networks. As the cost of terminating calls on other cellular networks is materially higher than calls terminating on fixed-line networks and as mobile substitution increases with the growing number of total mobile users in South Africa, interconnection charges will continue increasing, putting pressure on margins.

Other direct network operating costs

Other direct network operating costs include the cost to connect customers onto the network as well as expenses such as cost of equipment and accessories sold, commissions paid to the distribution channels, customer retention expenses, regulatory and license fees, distribution expenses, transmission rental costs as well as site and maintenance costs.

Staff expenses

Staff expenses increased primarily as a result of an increase in headcount of 8.4% to 5,920 (2006: 5,459) employees in 2007, to support the growth in operations as well as annual salary increases and an increase in the provision for Vodacom’s deferred bonus schemes due to increased profits.

Employee productivity has improved in all of Vodacom’s operations, as measured by customers per employee, improving by 18.2% to 5,093 (2006: 4,308) customers per employee.

Marketing and advertising

Marketing and advertising expenses are mainly driven by advertising related to new technology products, the introduction of mobile number portability in South Africa and enhancing brand presence in all operations.

Other operating expenditure

The increase in other operating expenditure was primarily due to the growth in the business. Other operating expenditure comprises of expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income

Other operating income comprises income that Vodacom does not consider as part of its core activities such as cost recoveries for risk management and consultancy services and franchise fees received.

INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME AND FINANCE COSTS

Interest, dividends and other financial income increased by over 118% to R1,336.2 million of which R1,261.7 million (2006: R481.8 million) relates to gains on foreign exchange contracts, liabilities and asset revaluations as well as interest rate swaps.

Finance costs increased by 43.9% to R1,800.0 million of which R1,430.9 million (2006: R1,001.6 million) relates to losses on foreign exchange contracts, liabilities and asset revaluations, interest rate swaps as well as the Vodacom DRC put option liability revaluation of R249.3 million.

In terms of a shareholders agreement, the Group’s minority shareholder in Vodacom Congo (RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. (“CWN”) has a put option which came into effect on December 1, 2004, for a period of five years thereafter. In terms of the option, CWN is entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitutes 19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least 5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be fair market value of the related shares at the date the put option is exercised. The put option gives rise to a financial liability in terms of IAS 32: Financial Instruments: Presentation of R249.3 million (2006: Rnil) at March 31, 2007. In terms of IAS 39: Financial Instruments: Recognition and Measurement, all subsequent changes in the fair value of the financial liability should be recognised as income or expense within the consolidated income statement. The increase in the value of the option had to be expensed through the income statement as a finance charge. The initial recognition of the option was at a value of Rnil due to the fact that Vodacom Congo (RDC) s.p.r.l. was incurring losses, coupled with the political instability in the country.

TAXATION

The taxation expense increased by 24.4% to R3.8 billion (2006: R3.1 billion) for the year ended March 31, 2007, mainly due to a significant increase in secondary taxation on companies (“STC”) paid on higher dividends as well as higher South African normal taxation paid on higher profits. Vodacom’s effective tax rate decreased to 36.9% (2006: 37.5%) primarily due to the utilisation of Vodacom Congo’s capital expenditure allowances. STC increased Vodacom’s effective tax rate by 6.7% (2006: 6.9%).

GROUP SHAREHOLDER DISTRIBUTIONS

Dividends declared for the 2007 financial year totalled R5.4 billion (2006: R4.5 billion), an increase of 20.0%. The final dividend of R2.9 billion was paid on April 4, 2007.

CAPITAL EXPENDITURE

Capital expenditure additions

Geographical split

                                                           Rand millions
Year ended March 31,                                 2005       2006      2007
South Africa                                        2,777      4,384     4,993
Tanzania                                              234        318       957
DRC                                                   335        273       506
Lesotho                                                10         26        25
Mozambique                                            115        121        85
Holding companies                                      23         16       182
Capital expenditure for the year                    3,494      5,138     6,748
Capital expenditure additions (including
software) as a % of revenue (%)                      12.8       15.1      16.4

CAPITAL EXPENDITURE

Capital expenditure additions

Geographical split

                                       % of total                 % change
Year ended March 31,           2005       2006       2007      05/06     06/07
South Africa                   79.5       85.3       73.9       57.9      13.9
Tanzania                        6.7        6.2       14.2       35.9      >200
DRC                             9.6        5.3        7.5      (18.5)     85.3
Lesotho                         0.3        0.5        0.4      160.0      (3.8)
Mozambique                      3.3        2.4        1.3        5.2     (29.8)
Holding companies               0.6        0.3        2.7      (30.4)     >200
Capital expenditure
for the year                  100.0      100.0      100.0       47.1      31.3

Capital expenditure
Additions (including
software) as a % of
revenue (%)                       -          -          -        2.3       1.3

Cumulative capital expenditure

Geographical split

                                    2006                           2007
Year ended March 31,     R billions    Foreign            R billions   Foreign
South Africa (R billions)      24.1          -                  27.3        -
Tanzania (TSH billions)         1.5      297.6                   2.7    456.7
DRC (US$ millions)              2.0      323.1                   2.9    391.3
Lesotho (Maloti millions)       0.2      225.0                   0.2    184.1
Mozambique (MT billions)        0.6        2.6                   0.8      3.0
Holding companies
(R billions)                    0.1          -                   0.2        -
Cumulative capital
Expenditure                    28.5          -                  34.1        -

The Group invested R6.7 billion (2006: R5.1 billion) in property, plant and equipment (R6.1 billion) and computer software (R0.6 billion) for 2007, of which R5.2 billion (2006: R4.2 billion) was for cellular network infrastructure (excluding software).

Property, plant and equipment (including software), sold and scrapped, amounted to R1,956.9 million (2006: R689.7 million).

Foreign currency translation differences increased cumulative capital expenditure by R793.0 million (2006: decrease of R418.0 million).

It is Vodacom’s policy to hedge all foreign denominated commitments of South African operations. However, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom’s non-South African operations is translated at the average exchange rate of the Rand against the operation’s reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom’s capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account, which are shown under the section “Financial instruments and risk management”.

FINANCIAL STRUCTURE AND FUNDING

Summary of net debt and maturity profile

                                 Rand millions
                                 Repayment of 2007 debt
Year ended
March 31,                2007    2008    2009    2010   2011   2012   2013
                                                                   onwards
Finance leases
 South Africa             729     114     194      99    162     83     77
Funding loans
Vodacom Tanzania
 Shareholder and
 project finance
 loans                    212      95     117       -      -      -      -
Vodacom Congo
 preference share
 liability                270     270       -       -      -      -      -
Vodacom International
 term loan              1,312       -       -   1,312      -      -      -
Other                      33      23       1       -      -      -      9

Debt excluding
 bank
 overdrafts             2,556     502     312   1,411    162     83     86
Bank
 overdrafts               879     879       -       -      -      -      -

Gross debt              3,435   1,381     312   1,411    162     83     86
Bank and cash
 balances                (771)   (771)      -       -      -      -      -

Net debt                2,664     610     312   1,411    162     83     86

Vodacom’s net debt position increased to R2.7 billion (2006: R709 million) as at March 31, 2007.

The Group’s net debt to EBITDA ratio was 18.7% (2006: 6.0%) while Vodacom’s net debt to equity ratio increased to 27.6% (2006: 8.2%). However, the final dividend of R2.9 billion payable to the Group’s shareholders should be taken into account when evaluating the net debt to equity ratio, due to these dividends being paid very soon after year-end. In addition, in terms of covenant calculations, certain intangible assets are excluded from the calculation. If the shareholders for dividends and the secondary taxation on companies (“STC”) thereon are included in, and certain intangible assets as well as minority interest are excluded from the calculation, the adjusted net debt to equity ratio at March 31, 2007, increased to 72.8% (2006: 50.5%).

Funding sources

Vodacom’s ongoing objective is to fund all its non-South African operations by means of project finance, structured such that there is no recourse to our South African operations. Strong South African cash fiows would therefore be utilised principally to pay dividends and make new growth enhancing investments. The Group utilises its own funds and supported funding structures, subject to South African Reserve Bank approval to fund offshore investments in the initial stages of the investment, until the project is able to support project funding. Non-recourse funding for non-South African operations is not always suitable to an explosive high customer growth environment due to the capital expenditure requirements thereof.

While Vodacom has project funding in place for its Tanzania investment at this stage, Vodacom Congo and Vodacom Mozambique are still substantially dependent on funding and guarantees from South Africa. These operations are funded by a mix of market priced direct loans as well as security to facilitate their own credit lines.

In South Africa, debt consisted primarily of finance lease liabilities and short term money market borrowings at variable interest rates.

Financial instruments and risk management

Subject to central bank regulations in the various countries as well as local market condition restrictions, Vodacom actively manages foreign currency risk, interest rate risk, credit risk and liquidity risk on an ongoing basis.

Foreign exchange rates
                                    Rand exchange rate            % change
Year ended March 31,            2005      2006       2007      05/06     06/07
US Dollar ("US$")
Average                        6.24       6.40       7.05        2.6      10.2
Closing                        6.27       6.19       7.29       (1.3)     17.8
Tanzanian Shilling ("TSH" )
Average                      175.01     180.72     182.02        3.3       0.7
Closing                      176.68     198.03     170.83       12.1     (13.7)
Mozambique Metical ("MT")
Average                        3.42       3.89       3.73       13.7      (4.1)
Closing                        3.12       4.37       3.63       40.1     (16.9)

CASH FLOW

Vodacom had a positive free cash flow before shareholder distributions and financing activities of R3.7 billion (2006: R3.2 billion), an increase of 13.8% when compared to the previous year. The cash generated from operations of R13.9 billion had a positive variance of R2.8 billion (2006: positive variance of R1.1 billion) compared to the previous year.

CONCLUSION

Vodacom realises that people make this industry what it is. I would like to thank all of Vodacom’s employees for their contribution in making this company the successful market leader it is. Our customers and business partners also deserve a word of thanks for their continued support and commitment.

Vodacom remains committed to make mobile services and products as affordable as possible so that even more people can share in the magic we call Vodacom.

Oyama Mabandla

Non-executive Chairman

Alan Knott-Craig

Chief Executive Officer

SEGMENT KEY OPERATIONAL INDICATORS

SOUTH AFRICA

                                    Year ended March 31,          % change
                               2005       2006       2007      05/06     06/07
Customers
 (thousands)1                12,838     19,162     23,004       49.3      20.1
   Contract                   1,872      2,362      3,013       26.2      27.6
   Prepaid                   10,941     16,770     19,896       53.3      18.6
   Community services            25         30         95       20.0      >200
Gross connections
 (thousands)2                 6,180      9,140     10,859       47.9      18.8
   Contract                     434        506        666       16.6      31.6
   Prepaid                    5,742      8,618     10,124       50.1      17.5
   Community services             4         16         69       >200      >200
Inactives
 (3 months - %)                 7.9        8.7       10.7      0.8pts    2.0pts
   Contract                     1.5        2.4        3.1      0.9pts    0.7pts
   Prepaid                      9.0        9.6       11.8      0.6pts    2.2pts
Total churn (%)3               27.1       17.7       33.8     (9.4pts)  16.1pts
   Contract                     9.1       10.0        9.7      0.9pts   (0.3pts)
   Prepaid                     30.3       18.8       37.5    (11.5pts)  18.7pts
Traffic (millions of
 minutes)4                   14,218     17,066     20,383       20.0      19.4
   Outgoing                   9,231     11,354     13,638       23.0      20.1
   Incoming                   4,987      5,712      6,745       14.5      18.1
ARPU (Rand per
 month)5                        163        139        125      (14.7)    (10.1)
   Contract                     624        572        517       (8.3)     (9.6)
   Prepaid                       78         69         63      (11.5)     (8.7)
   Community services         2,321      1,796        902      (22.6)    (49.8)
Minutes of use
 per month6                      84         74         69      (11.9)     (6.8)
   Contract                     226        206        188       (8.8)     (8.7)
   Prepaid                       52         49         47       (5.8)     (4.1)
   Community services         3,185      2,327      1,151      (26.9)    (50.5)
Gross capex spend
 (Rand millions)7             2,777      4,384      4,993       57.9      13.9
Capex as a %
 of revenue (%)                11.1       14.1       13.5      3.0pts   (0.6pts)
Cumulative capex
 (Rand millions)7            20,358     24,095     27,310       18.4      13.3
Capex per
 customer (Rand)              1,515      1,257      1,187      (17.0)     (5.6)

Number of
 employees8                   3,954      4,148      4,388        4.9        5.8
Customers per
 employee                     3,247      4,619      5,242       42.3       13.5
Estimated mobile
 penetration (%)9                49         71         84       22pts     13pts
Estimated mobile
 market share (%)9               56         58         58        2pts         -

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network, which have not been disconnected, including inactive customers, as at the end of the period indicated.

2. The 2005 and 2006 gross connections have been restated due to a change in the Group’s reporting policy. Conversions between categories have now been excluded from gross connections. The following are the connections including conversions for 2005 and 2006 respectively, based on the old policy: Contract: 610; 702, Prepaid: 5,566; 8,422.

3. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.

4. Traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.

5. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenues from equipment sales, other sales and services and revenues from national and international users roaming on Vodacom’s networks.

6. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.

7. Including computer software.

8. Temporary employees previously included in 2005 and 2006 are now being excluded from the number of employees.

9. Estimated mobile penetration and market share is calculated based on Vodacom’s total reported customers and the estimated total reported customers of MTN and Cell C.

SEGMENT KEY OPERATIONAL INDICATORS (CONTINUED)

VODACOM TANZANIA

                                    Year ended March 31,          % change
                               2005       2006       2007      05/06     06/07
Customers
 (thousands)1                 1,201      2,091      3,247       74,1      55,3
   Contract                       5          7         14       40.0     100.0
   Prepaid                    1,193      2,081      3,223       74.4      54.9
   Community services             3          3         10          -      >200
Gross connections
 (thousands)                    746      1,353      2,092       81.4      54.6
Churn (%)                      29.6       28.5       35.6     (1.1pts)  7.1pts
ARPU (Rand)2                     81         67         52      (17.3)    (22.4)
Gross capex spend
 (Rand millions)                234        318        957       35.9      >200
Capex as a %
 of revenue (%)                24.4       24.3       55.3     (0.1pts) 31.0pts
Cumulative capex
 (Rand millions)              1,359      1,503      2,674       10.6      77.9
Number of employees3            340        438        527       28.8      20.3
Customers per employee        3,532      4,774      6,161       35.2      29.1
Estimated mobile
 penetration (%)4                 5          9         16        4pts     7pts
Estimated mobile
 market share (%)4               59         58         55       (1pt)    (3pts)

VODACOM CONGO

                                    Year ended March 31,          % change
                               2005       2006       2007      05/06     06/07
Customers
 (thousands)1                 1,032      1,571      2,632       52,2      67,5
   Contract                      10         14         17       40.0      21.4
   Prepaid                    1,010      1,538      2,587       52.3      68.2
   Community services            12         19         28       58.3      47.4
Gross connections
 (thousands)                    565        892      1,688       57.9      89.2
Churn (%)                      23.1       28.1       30.4      5.0pts   2.3pts
ARPU (Rand)2                     98         86         77      (12.2)    (10.5)
Gross capex spend
 (Rand millions)                335        273        506      (18.5)     85.3

Capex as a %
 of revenue (%)                31.2       20.5       26.4    (10.7pts)  5.9pts
Cumulative capex
 (Rand millions)              1,759      2,000      2,852       13.7      42.6
Number of employees3            527        479        627       (9.1)     30.9
Customers per employee        1,958      3,279      4,198       67.5      28.0
Estimated mobile
 penetration (%)4                 4          6          9        2pts     3pts
Estimated mobile
 market share (%)4               47         48         47        1pt      (1pt)

SEGMENT KEY OPERATIONAL INDICATORS

VODACOM LESOTHO

                                    Year ended March 31,          % change
                               2005       2006       2007      05/06     06/07
Customers
 (thousands)1                   147        206        279       40,1      35,4
   Contract                       4          3          3      (25.0)        -
   Prepaid                      142        200        272       40.8      36.0
   Community services             1          3          4      200.0      33.3
Gross connections
 (thousands)                     70         98        119       40.0      21.4
Churn (%)                      17.3       22.3       19.0      5.0pts  (3.3pts)
ARPU (Rand)2                     92         78         75      (15.2)     (3.8)
Gross capex spend
 (Rand millions)                 10         26         25      160.0      (3.8)
Capex as a %
 of revenue (%)                 7.3       15.2       11.0      7.9pts  (4.2pts)
Cumulative capex
 (Rand millions)                211        225        184        6.6     (18.2)
Number of employees3             63         67         60        6.3     (10.4)
Customers per employee        2,333      3,071      4,644       31.6      51.2
Estimated mobile
 penetration (%)4                 7         13         17        6pts     4pts
Estimated mobile
 market share (%)4               80         80         80          -         -

VODACOM MOZAMBIQUE

                                   Year ended March 31,           % change
                               2005       2006       2007      05/06     06/07
Customers
 (thousands)1                   265        490        988       84,9      101,6
   Contract                       4          8         15      100.0       87.5
   Prepaid                      261        482        973       84.7      101.9
Gross connections
 (thousands)                    225        342        797       52.0      133.0
Churn (%)                      11.3       32.2       41.7     20.9pts    9.5pts
ARPU (Rand)2                     52         36         28      (30.8)     (22.2)
Gross capex spend
 (Rand millions)                115        121         85        5.2      (29.8)
Capex as a %
 of revenue (%)               109.7       76.8       31.7    (32.9pts) (45.1pts)
Cumulative capex
 (Rand millions)                696        605        816      (13.1)      34.9
Number of employees3            109        170        129       56.0      (24.1)
Customers per employee        2,431      2,885      7,659       18.7      165.5
Estimated mobile
 penetration (%)4                 4          8         14        4pts      6pts
Estimated mobile
 market share (%)4               33         30         35       (3pts)     5pts

Notes

1. Customer totals are based on the total number of customers registered on Vodacom’s network which have not been disconnected, including inactive customers, as of end of the period indicated.

2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.

3. Headcount includes secondees. Temporary employees previously included in 2005 and 2006 are now being excluded from the number of employees.

4. Estimated mobile penetration and market share is calculated based on Vodacom estimates.

CONSOLIDATED INCOME STATEMENTS

for the three years ended March 31, 2007

                                        2005          2006          2007
                                    Restated      Restated
                                          Rm            Rm            Rm
Revenue                            27,315.3      34,042.5      41,146.4
Other operating income                 63.8         125.1         119.8
Direct network operating
 cost                             (14,617.8)    (18,297.2)    (22,439.8)
Depreciation                       (2,413.6)     (2,651.6)     (2,901.8)
Staff expenses                     (1,652.9)     (2,042.1)     (2,372.5)
Marketing and advertising
 expenses                            (767.3)       (976.9)     (1,146.4)
Other operating expenses             (751.3)     (1,042.7)     (1,063.6)
Amortisation of intangible
 assets                              (429.6)       (344.2)       (459.4)
Impairment of assets                 (268.4)         52.8         (22.9)

Profit from operations              6,478.2       8,865.7      10,859.8
Interest, dividends and
 other financial income               622.9         611.7       1,336.2
Finance costs                        (599.6)     (1,250.9)     (1,800.0)

Profit before taxation              6,501.5       8,226.5      10,396.0
Taxation                           (2,613.3)     (3,083.7)     (3,836.0)

Net profit                          3,888.2       5,142.8       6,560.0

Attributable to:
Equity shareholders                 3,857.4       5,026.1       6,342.4
Minority interests                     30.8         116.7         217.6

                                        2005          2006          2007
                                           R             R             R
Basic and diluted earnings
 per share                           385,740       502,610       634,240

Dividend per share                   340,000       450,000       540,000

CONSOLIDATED BALANCE SHEETS

as at March 31, 2007

                                        2005          2006          2007
                                    Restated      Restated
                                          Rm            Rm            Rm
ASSETS
Non-current assets                 13,888.4      16,079.2      20,844.3

Property, plant and
 equipment                         11,576.9      13,386.6      17,073.2
Intangible assets                   1,644.3       1,954.9       2,700.3
Financial assets                       93.3          92.1         209.5
Deferred taxation                     308.1         297.6         386.1
Deferred cost                         236.9         311.2         396.4
Lease assets                           28.9          36.8          78.8

Current asset                       8,706.4       8,688.6       7,625.9

Deferred cost                         428.3         451.8         574.8
Short-term financial assets           187.1         149.3         207.5
Inventory                             479.5         454.3         364.3
Trade and other receivables         3,621.4       4,487.1       5,707.9
Cash and cash equivalents           3,990.1       3,146.1         771.4

Total assets                       22,594.8      24,767.8      28,470.2

EQUITY AND LIABILITIES
Equity

Ordinary share capital                    *             *             *
Retained earnings                   8,059.1       8,583.0       9,523.2
Non-distributable reserves           (299.9)       (194.0)        (97.4)
Equity attributable to equity
 holders of the parent              7,759.2       8,389.0       9,425.8
Minority interests                    128.7         283.3         221.2

Total equity                        7,887.9       8,672.3       9,647.0

Non-current liabilities             3,233.1       2,236.6       3,812.1

Interest bearing debt               2,213.5         819.2       2,051.4
Non-interest bearing debt                 -             -           3.0

Deferred taxation                     472.1         602.3         757.3
Deferred revenue                      240.7         320.3         412.3
Provisions                            184.4         372.3         377.5
Other non-current liabilities         122.4         122.5         210.6

Current liabilities                11,473.8      13,858.9      15,011.1

Trade and other payables            4,830.8       5,104.7       6,874.4
Deferred revenue                    1,411.4       1,604.5       1,904.8
Taxation payable                      632.6         630.2       1,112.7
Non-interest bearing debt               4.3           4.3             -
Short-term interest
 bearing debt                         381.6       1,645.5         501.0
Short-term provisions                 595.0         623.0         741.8
Dividends payable                   1,800.0       2,800.0       2,990.0
Derivative financial
 liabilities                            1.0          60.9           7.2
Bank borrowings                     1,817.1       1,385.8         879.2

Total equity and
 liabilities                       22,594.8      24,767.8      28,470.2

*Share capital R100

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY

for the three years ended March 31, 2007

                                   Attributable to equity shareholders
                                  Share        Retained             Non-
                                Capital        earnings    distributable
                                                                reserves
                                     Rm              Rm               Rm
Balance at March 31, 2004            *        7,836.1            (324.9)
Net profit for the year              -        3,857.4                 -
Dividends declared                   -       (3,400.0)                -
Contingency reserve                  -           (1.0)              1.0
Acquired reserves from
 the minorities of Vodacom
 Congo (RDC) s.p.r.l.                -         (233.4)             82.1
Business combinations and
 other acquisitions                  -              -                 -

Revaluation of available-
 for-sale investments                -              -               0.2
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
   translation reserve               -              -             (58.3)

Balance at March 31, 2005
 - restated                          *        8,059.1            (299.9)
Net profit for the year              -        5,026.1                 -
Dividends declared                   -       (4,500.0)                -
Contingency reserve                  -           (2.2)              2.2
Business combinations and
 other acquisitions                  -              -                 -
Minority shares of VM,
 S.A.R.L.                            -              -                 -
Revaluation of available-
 for-sale investments                -              -              (0.2)
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
    translation reserve              -              -             103.9

Balance at March 31, 2006
 - restated                          *        8,583.0            (194.0)
Net profit for the year              -        6,342.4                 -
Dividends declared                   -       (5,400.0)                -
Contingency reserve                  -           (2.2)              2.2
Business combinations and
 other acquisitions                  -              -                 -
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
    translation reserve              -              -              94.4

Balance at March 31, 2007            *        9,523.2             (97.4)

*Share capital R100

CONSOLIDATED STATEMENTS OF CHANGE IN EQUITY (CONTINUED)

for the three years ended March 31, 2007

                                   Total      Minority            Total
                                             Interests           equity
                                     Rm             Rm               Rm
Balance at March 31, 2004      7,511.2           93.0          7,604.2
Net profit for the year        3,857.4           30.8          3,888.2
Dividends declared            (3,400.0)          (3.8)        (3,403.8)
Contingency reserve                  -              -                -
Acquired reserves from
 the minorities of Vodacom
 Congo (RDC) s.p.r.l.          (151.3)             -           (151.3)
Business combinations and
 other acquisitions                  -           10.1             10.1
Revaluation of available-
 for-sale investments              0.2            0.1              0.3
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
   translation reserve           (58.3)          (1.5)           (59.8)

Balance at March 31, 2005
 - restated                    7,759.2          128.7          7,887.9
Net profit for the year        5,026.1          116.7          5,142.8
Dividends declared            (4,500.0)          (0.9)        (4,500.9)
Contingency reserve                  -              -                -
Business combinations and
 other acquisitions                  -           46.5             46.5
Minority shares of VM,
 S.A.R.L.                           -            8.0              8.0
Revaluation of available-
 for-sale investments             (0.2)          (0.1)            (0.3)
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
    translation reserve          103.9          (15.6)            88.3

Balance at March 31, 2006
 - restated                    8,389.0          283.3          8,672,3
Net profit for the year        6,342.4          217.6          6,560.0
Dividends declared            (5,400.0)        (170.8)        (5,570.8)

Contingency reserve                  -              -                -
Business combinations and
 other acquisitions                  -         (136.4)          (136.4)
Net gains and losses
 not recognised in the
 income statement
   Foreign currency
    translation reserve           94.4           27.5            121.9

Balance at March 31, 2007      9,425.8          221.2          9,647.0

CONSOLIDATED CASH FLOW STATEMENTS

for the three years ended March 31, 2007

                                                2005        2006        2007
                                            Restated    Restated
                                                  Rm          Rm          Rm

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers               27,078.8    33,132.7    40,380.0
Cash paid to suppliers and
 employees                                (17,066.8)  (22,042.4)  (26,513.9)

Cash generated from operations             10,012.0    11,090.3    13,866.1
Finance costs paid                           (259.2)     (446.4)   (1,358.8)
Interest, dividends and other
 financial income received                    246.8       338.6     1,035.1
Taxation paid                              (2,744.4)   (2,980.3)   (3,303.3)
Dividends paid -
 equity shareholders                       (3,100.0)   (3,500.0)   (5,300.0)
Dividends paid -
 minority shareholders                         (5.2)       (0.9)      (80.8)

Net cash flows from
 operating activities                       4,150.0     4,501.3     4,858.3

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and
 equipment and intangible assets           (3,253.4)   (4,788.4)   (5,955.3)
Proceeds on disposal of
 property, plant and equipment
 and intangible assets                         20.1        31.2        98.3

Business combinations and
 acquisitions                                (289.8)       (0.1)     (591.2)
Acquired cash from Vodacom
 Congo (RDC) s.p.r.l.                         12.9           -           -
Other investing activities                    136.0       (33.5)     (135.7)
Net cash flows utilized in
 investing activities                      (3,374.2)   (4,790.8)   (6,583.9)

CASH FLOW FROM FINANCING ACTIVITIES
Non-interest bearing debt
 Incurred                                         -           -         3.0
Interest bearing debt incurred              1,165.3        32.3         6.0
Interest bearing debt repaid               (1,332.3)      (89.7)     (141.3)
Finance lease capital repaid                  (28.1)      (50.2)      (67.7)

Net cash flows utilized in
 financing activities                        (195.1)     (107.6)     (200.0)

NET (DECREASE)/INCREASE IN CASH
AND CASH EQUIVALENTS                          580.7      (397.1)   (1,925.6)
Cash and cash equivalents at
 the beginning of the year                  1,597.7     2,173.0     1,760.3
Effect of foreign exchange
 rate changes                                  (5.4)      (15.6)       57.5

(BANK BORROWINGS)/CASH AND CASH
EQUIVALENTS AT THE END OF THE YEAR           2,173.0    1,760.3      (107.8)

Highlights 2007

Total customers increased by 28.2% to 30.2 million

Customers increased by 20.1% to 23.0 million in South Africa

Customers increased by 55.3% to 3.2 million in Tanzania

Customers increased by 67.5% to 2.6 million in the Democratic

Republic of Congo

Customers increased by 35.4% to 279 thousand in Lesotho

Customers increased by 101.6% to 988 thousand in Mozambique

Revenue increased by 20.9% to R41.1 billion

Profit from operations increased by 22.5% to R10.9 billion

EBITDA increased by 20.5% to R14.2 billion

Net profit after taxation increased by 27.6% to R6.6 billion

Cash generated from operations increased by 25.0% to R13.9 billion

Dividends declared to Group shareholders increased by 20.0% to R5.4 billion

DISCLAIMER

This presentation has been prepared and published by Vodacom Group (Proprietary) Limited.

Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary) Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group (Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognized stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group (Proprietary) Limited’s shareholders are cautioned not to place undue reliance on this presentation.